FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Rare Metals Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2	Date of Material Change

July 2, 2014.

Item 3	News Release

A news release was disseminated on July 2, 2014 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On July 2, 2014, the Company closed its previously announced non-brokered private placement (the “Private Placement”), issuing 1,653,866 flow through common shares (“Flow-Through Shares”) at a price of $0.60 per Flow-Through Share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at a price of $0.48 per Non Flow-Through Unit for aggregate gross proceeds of $2,165,920.

Item 5	Full Description of Material Change

On July 2, 2014, the Company closed its previously announced Private Placement, issuing 1,653,866 Flow-Through Shares at a price of $0.60 per Flow-Through Share and 2,445,000 Non Flow-Through Units at a price of $0.48 per Non Flow-Through Unit for aggregate gross proceeds of $2,165,920. Each Non Flow-Through Unit consists of one common share (“Common Share”) and one half share purchase warrant of the Company. Each whole warrant (“Warrant”) entitles the subscriber to purchase one common share of the Company at a price of $0.60 per share until July 2, 2017. The Flow-Through Shares qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Tax Act”). The Company agreed to pay a 7% finder’s fee to certain eligible registered Canadian securities dealers for the sale of Flow-Through Shares. Finder’s fees totalling $36,821 were incurred in relation to the Private Placement.

Donald Bubar, President, CEO and a Director of the Company, William Mercer, Vice President, Exploration of the Company and Sergio Marchi, Peter McCarter and Ken Thomas, who are Directors of the Company (collectively, the “Insiders”) subscribed for an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units. The participation by each of the Insiders is considered a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) issued by Canadian provincial securities regulatory authorities. However, their participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the interested parties, exceeded 25% of Avalon’s market capitalization. Messrs. Bubar, Marchi, McCarter and Thomas, are directors of the Company and disclosed their interests in the Private Placement to the board of directors of the Company, and only signed the board resolutions approving the Private Placement for the purposes of validly passing a consent resolution in writing under the requirements of the Canada Business Corporations Act. The participation by Insiders was also approved by the two members of the Company’s Audit Committee who were not participating in the Private Placement.

Mr. Bubar now beneficially owns and controls 1,650,000 Common Shares, representing approximately 1.31% of the issued and outstanding Common Shares on an undiluted basis.

Mr. Marchi now beneficially owns and controls 10,000 Common Shares, representing approximately 0.008% of the issued and outstanding Common Shares on an undiluted basis, and 5,000 Warrants, which if exercised would represent approximately 0.004% of the issued and outstanding Common Shares on a partially diluted basis.

Mr. McCarter now beneficially owns and controls 80,000 Common Shares, representing approximately 0.063% of the issued and outstanding Common Shares on an undiluted basis, and 25,000 Warrants, which if exercised would represent approximately 0.019% of the issued and outstanding Common Shares on a partially diluted basis.

Mr. Mercer now beneficially owns and controls 116,234 Common Shares, representing approximately 0.092% of the issued and outstanding Common Shares on an undiluted basis.

Mr. Thomas now beneficially owns and controls 42,000 Common Shares, representing approximately 0.033% of the issued and outstanding Common Shares on an undiluted basis.

The securities issued are subject to a hold period expiring November 3, 2014 in accordance with the rules and policies of the Toronto Stock Exchange (“TSX”) and applicable Canadian securities laws and such further restrictions as may apply under foreign securities laws.

The gross proceeds from the sale of the Flow-Through Shares will be used to incur “Canadian exploration expenses” (as such term is defined in the Tax Act) on the continued exploration of the Company’s properties.

The proceeds from the sale of the Flow-Through Shares will be used to fund the summer drilling programs and other eligible exploration work on Avalon’s 100% owned Nechalacho Rare Earth Elements Property, Thor Lake, NWT and its 100% owned East Kemptville Tin-Indium Property, Yarmouth County, Nova Scotia. The proceeds from the sale of the Non Flow-Through Units will be used for other engineering, permitting and market development work for the Nechalacho Project, as well as general corporate purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9	Date of Report

July 10, 2014.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.